

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 19, 2015

Joseph P. Bellino
Vice President, Treasurer and Chief Financial Officer
Ducommun Incorporated
23301 Wilmington Avenue
Carson, CA 90745

> **Re:** **Ducommun Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed April 10, 2015**
> **File No. 001-08174**

Dear Mr. Bellino:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 26

1. While we note the disclosure in the second paragraph of the "Overview" section, please expand your discussion to enhance an investor's understanding of your business, and provide further insight regarding material opportunities, challenges and risks on which you are focused in both the short and long term, as well as the steps you are taking to address them.  See Section III.A of SEC Release 33-8350 (Nov. 29, 2003).  For example, if applicable, please expand to discuss:

   - your efforts in penetrating the engine markets and any material long-term supply agreements you have recently finalized;
   - your efforts to target major strategic industrial customers;
   - your actions in addressing the level of manufacturing expenses and pursuing cost reduction activities and supply chain initiatives aimed at improving operating performance;

- the effect of declining military programs and the sun setting of certain platforms, such as the wind down of the Boeing C-17 program for which you made your last shipments in the fourth quarter and reductions in the Apache main rotor which has seen reduced customer requirements;
- your expectations as to revenue trends within the military and space markets; and
- your 50% organic growth in your commercial aerospace business over the past five years.

Results of Operations, page 29

2.  We note that cost of sales is material to your results and varies between periods as a percentage of revenues but you do not provide a direct discussion and analysis of this line item.  Please revise your disclosure to provide a direct comparative discussion and analysis of these costs in addition to your current disclosure that is in the context of gross profit.  In doing so, please disclose the material components of which these costs consist.  Your disclosure should quantify and analyze the impact of each (and not netted) significant component of cost of sales that caused this line item to materially vary (or not vary when expected to) between comparative periods, with explanation of the associated underlying reasons.  In this regard, we believe materiality should be assessed in relation to operating income.  This disclosure should be presented in a manner to allow investors to discern the relative contribution of each component cited to the total change in cost of sales (i.e., quantify the component).  In addition, the impacts of material variances in differing components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (and not netted).  Please revise your disclosure as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters.  Please contact Julia Griffith at (202) 551-3267 or Anne Nguyen Parker at (202) 551-3611 concerning other matters.  You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure